Exhibit 12.1

Penn Virginia Resource GP Holdings, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30, 2009
	2004	2005	2006	2007	2008
Earnings
Pre-tax income *	$15,850	$22,038	$33,030	$28,098	$101,701	$20,424
Fixed charges	7,328	14,351	19,783	19,766	26,850	13,414

Total earnings	$23,178	$36,389	$52,813	$47,864	$128,551	$33,838

Fixed Charges
Interest expense	$7,267	$14,053	$19,151	$18,896	$25,346	$12,215
Rental interest factor	61	298	632	870	1,504	1,199

Total fixed charges	$7,328	$14,351	$19,783	$19,766	$26,850	$13,414

Ratio of earnings to fixed charges	3.2x	2.5x	2.7x	2.4x	4.8x	2.5x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.